UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                               Thermo TerraTech Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883598-10-4
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254-9046
            --------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 20, 1996
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    15,141,587
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      15,141,587
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                15,141,587

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                85.4%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Voltek Corp.
                IRS No. 13-1946800


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    125,847
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      125,847
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                125,847

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                0.7%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermedics Inc.
                IRS No. 04-2788806


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ X ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    174,250
      SHARES

   BENEFICIALLY
                 8  SHARED VOTING POWER
     OWNED BY
                    0
        EACH     9  SOLE DISPOSITIVE POWER

     REPORTING      174,250
                 10 SHARED VOTING POWER
    PERSON WITH     0
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                174,250

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [  ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                1.0%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

        Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, this Amendment No. 4 to Schedule 13D amends and restates the entire text of the Schedule 13D, as previously amended, previously filed by Thermo Electron Corporation relating to shares of common stock, par value $.10 per share, of Thermo TerraTech Inc.


   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.10 per share, of Thermo TerraTech Inc. (the "Issuer"). The Issuer's principal executive offices are located at 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron"), its subsidiary Thermedics Inc. ("Thermedics"), and Thermedics' subsidiary Thermo Voltek Corp. ("Voltek" and, together with Thermedics and Thermo Electron, the "Reporting Persons"). The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Persons' holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, in February 1996, of more than one percent.

        The principal business address and principal office address of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02254-9046. Thermo Electron is a Delaware corporation. The principal business address and principal office address of Thermedics, a Massachusetts corporation, and Voltek, a Delaware corporation, is 470 Wildwood Street, Woburn, Massachusetts 01888.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. Thermo Electron also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Thermedics develops, manufactures, and markets product quality assurance systems, precision weighing and inspection equipment, electrochemistry and microweighing products, electronic test instruments, explosives-detection devices, and moisture analysis systems, as well as implantable heart-assist devices and other biomedical products.

        Voltek designs and manufactures high-voltage power conversion systems as well as testing systems that simulate electrical disturbances for commercial, industrial, medical, defense, and scientific and energy research applications.
PAGE

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Persons his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control Thermedics by virtue of its majority ownership and that Thermedics may be deemed to control Voltek by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have expended approximately $10,647,000 in purchasing Shares of the Issuer since the date of their last filing on
   Schedule 13D. These funds were paid out of the Reporting Persons' working capital.

   Item 4.  Purpose of Transaction

        Thermo Electron may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4 and in Item 6, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the
PAGE
   possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) Thermo Electron beneficially owns 15,141,587 Shares, or approximately 85.4% of the outstanding Shares. Of the 15,141,587 Shares beneficially owned by Thermo Electron, 159,729 Shares are issuable to Thermo Electron if it elects to convert in full its subordinated convertible debentures of the Issuer. Thermedics beneficially owns 174,250 Shares, or approximately 1.0% of the outstanding Shares, all of which are issuable to Thermedics if it elects to convert in full its subordinated convertible debentures of the Issuer. Voltek beneficially owns 125,847 Shares, or approximately 0.7% of the outstanding Shares, all of which are issuable to Voltek if it elects to convert in full its subordinated convertible debentures of the Issuer.

        To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 336,329 Shares or approximately 1.9% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 217,200 Shares that such persons have the right to acquire within 60 days. Ownership information for each executive officer and director of the Reporting Persons who owns Shares is set forth below:

                   Name                         Number of Shares(1)
                   ----                         ----------------


   John M. Albertine                                      1,500
   Peter O. Crisp                                         3,660

   Paul F. Ferrari                                        5,100
   Elias P. Gyftopoulos                                   1,500
   George N. Hatsopoulos                                  55,420

   John N. Hatsopoulos                                    62,306
   Frank Jungers                                           1,500
   Paul F. Kelleher                                       10,894

   Sandra L. Lambert                                       6,637
   Robert A. McCabe                                       3,660
   Theo Melas-Kyriazi                                      10,319

   Frank E. Morris                                         1,500
   Donald E. Noble                                        49,327

   Hutham S. Olayan                                       1,500
   Peter G. Pantazelos                                    22,009
   William A. Rainville                                   60,000

   Arvin H. Smith                                         36,997
   Roger D. Wellington                                    2,500
PAGE

   All directors and current executive                    336,329
   officers as a group (30 persons)


   (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Ms. Lambert, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington and all directors and current executive officers as a group include 1,500, 1,500, 1,500, 40,000, 40,000, 1,500, 5,000, 5,000, 1,500, 10,000, 1,500,
   8,200, 1,500, 2,000, 60,000, 35,000, 1,500 and 217,200 shares, respectively, that such person or members of the group have the right to acquire within 60 days.

        While certain directors and executive officers of the Reporting Persons are also directors or executive officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr.
   G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Smith and all directors and current executive officers as a group include 258, 264, 265 and 1,314 full Shares, respectively, allocated to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"). Shares beneficially owned by Mr. Noble include 18,087 Shares allocated to Mr. Noble's account maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Mr. J. Hatsopoulos include 12,500 Shares that Mr. J. Hatsopoulos has the right to acquire within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors. Shares beneficially owned by Dr. G. Hatsopoulos include 93 Shares held by his spouse and 3 Shares allocated to his spouse's account maintained pursuant to Thermo Electron's ESOP. Shares beneficially owned by Mr. J. Hatsopoulos include 2,000 Shares held by him as custodian for two minor children.

        (c) During the past 60 days, the Reporting Persons have effected no transactions in the Shares. To the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons has effected any transactions in Shares in the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 15,141,587 Shares beneficially owned by Thermo Electron, (i) 159,729 Shares are issuable to Thermo Electron if it elects to convert in full its subordinated convertible debentures of the Issuer and (ii) 43,950
PAGE

   Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. Of the 174,250 Shares beneficially owned by Thermedics, 174,250 Shares are issuable to Thermedics if it elects to convert in full its subordinated convertible debentures of the Issuer. Of the 125,847 Shares beneficially owned by Voltek, 125,847 Shares are issuable to Voltek if it elects to convert in full its subordinated convertible debentures of the Issuer. The executive officers and directors of the Reporting Persons have the right, pursuant to options granted by the Reporting Persons pursuant to their director and employee stock option plans, to acquire 16,000 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire Shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John
   N. Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 8,200 Shares within 60 days; Mr. William A. Rainville has the right to acquire 60,000 Shares within 60 days; Mr. Arvin H. Smith has the right to acquire 35,000 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; Mr. Peter G. Pantazelos has the right to acquire 2,000 Shares within 60 days; Ms. Sandra L. Lambert has the right to acquire 3,000 Shares within 60 days; and Mr. Melas-Kyriazi has the right to acquire 8,000 Shares within 60 days. Mr. John N. Hatsopoulos has the right to acquire 12,500 Shares within 60 days through the exercise of stock purchase warrants acquired in connection with private placements of securities by the Issuer and one or more of the Issuer's subsidiaries on terms identical to terms granted to outside investors.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.
PAGE

        During 1996, the Committee established a stock holding policy for the Issuer's directors, including certain persons who are also directors or executive officers of the Reporting Persons (John N. Hatsopoulos, Donald E. Noble and William A. Rainville). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Incentive Stock Option Plan of the Issuer (filed as Exhibit 10(h) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

        (ii)      Nonqualified Stock Option Plan of the Issuer (filed as
   Exhibit 10(i) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

        (iii) Equity Incentive Plan of the Issuer (filed as Exhibit 10.63 to Thermedics Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 1994 [File No. 1-9567] and incorporated herein by reference).

        (iv) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10(k) to the Issuer's Registration Statement on Form S-1 [Reg. No. 33-6763] and incorporated herein by reference).

        (v) Directors' Stock Option Plan of the Issuer, as amended and restated effective January 1, 1995 (filed as Exhibit 10.39 to the Issuer's Annual Report on Form 10-K for the fiscal year ended April 1, 1995 [File No. 9549] and incorporated herein by reference).

        (vi) Amended and Restated Directors' Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (vii) Thermo Electron Corporation-Thermo TerraTech Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.13 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended January 3, 1987 [File No. 1-8002] and incorporated herein by reference).

        (viii) Restated Stock Holdings Assistance Plan and Form of Promissory Note (filed as Exhibit 10.42 to the Issuer's Annual Report on
PAGE

   Form 10-K for the fiscal year ended March 29, 1997 [File No. 1-9549] and incorporated herein by reference).

        (ix) Specimen Common Stock Purchase Warrant (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-2 [Reg. No. 333-2269] and incorporated herein by reference).

        (x) Fiscal Agency Agreement dated August 4, 1989, among the Issuer, Thermo Electron, and Chemical Bank as Fiscal Agent (filed as Exhibit B to the Issuer's Current Report on Form 8-K relating to the events occurring on August 4, 1989 [File No. 1-9549] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


   Date: July 8, 1997                 THERMO ELECTRON CORPORATION


                                      By:
                                           ------------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: July 8, 1997                 THERMEDICS INC.

                                      By:
                                           ------------------------
                                           Sandra L. Lambert
                                           Clerk

   Date: July 8, 1997                 THERMO VOLTEK CORP.

                                      By:
                                           ------------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


   Date: July 8, 1997                 THERMO ELECTRON CORPORATION


                                      By:   /s/ Sandra L. Lambert
                                           -----------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: July 8, 1997                 THERMEDICS INC.

                                      By:   /s/ Sandra L. Lambert
                                           -----------------------
                                           Sandra L. Lambert
                                           Clerk


   Date: July 8, 1997                 THERMO VOLTEK CORP.

                                      By:   /s/ Sandra L. Lambert
                                           -----------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermedics Inc. ("Thermedics") and/or Thermedics' subsidiary Thermo Voltek Corp ("Voltek"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046 and the business address of each executive officer of Thermedics is Thermedics Inc., 470 Wildwood Street, Woburn, Massachusetts 01888, and the business address of each executive officer of Voltek is Thermo Voltek Corp., 470 Wildwood Street, Woburn, Massachusetts 01888.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------
                                                Director, Thermedics

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is Venrock, Inc., 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------
                                                Director, Voltek

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   William W. Hoover:                           Director, Voltek
   ------------------

        Dr. Hoover is a retired U.S. Air Force Major General and former Assistant Secretary of the United Strates Department of Energy. Since 1993, Dr. Hoover has been President of Hoover Associates, a consulting firm. His address is 209 Frances Thacker, Williamsburg, Virginia 23185.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

   Sandra L. Lambert:                           Director, Voltek
   ------------------

        Ms. Lambert has been Secretary of Voltek since January 1991 and Secretary and Senior Counsel of Thermo Electron since July 1990. Her business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.
PAGE

   Theo Melas-Kyriazi:                          Director, Voltek
   -------------------

        Mr. Melas-Kyriazi is President and Chief Executive Officer of ThermoSpectra Corporation, a public subsidiary of Thermo Instrument Systems Inc., a public subsidiary of Thermo Electron. His business address is Thermo Spectra Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris also served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Peter Richman:                               Director, Voltek
   --------------

        Mr. Richman was a consultant to Thermedics and its subsidiaries, including Voltek, on corporate development and acquisition strategies from March 1993 to March 1995. Mr. Richman is also a director of Thermo Sentron Inc., a public subsidiary of Thermedics. His address is 22 Barberry Road, Lexington, Massachusetts 02173.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is 5555 Gulf of Mexico Drive, Longboat Key, Florida 34228.
PAGE

   Paul F. Ferrari:                             Director, Thermedics
   ----------------

        Mr. Ferrari has been a consultant to Thermo Electron since January 1991. Mr. Ferrari was a Vice President of Thermo Electron from 1988 until his retirement at the end of 1990, its Secretary from 1981 to 1990 and its Treasurer from 1967 to 1988. He served as Thermedics' Clerk from 1983 to 1990 and its Treasurer from 1983 to 1988. His address is 8145 S. E. Woodlake Lane, Hobe Sound, Florida 33455.

   Robert C. Howard:                            Director, Thermedics
   -----------------

        Mr. Howard has been a Director of Thermedics since 1983. Mr. Howard was an Executive Vice President of Thermo Electron from 1986 until his retirement in January, 1997. His business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   Nicholas T. Zervas:                          Director, Thermedics
   -------------------

        Dr. Zervas has been Chief of Neurological Service, Massachusetts General Hospital, since 1977. His business address is Massachusetts General Hospital, Neurosurgery Department, Boston, Massachusetts 02114.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board and Chief
                                                Executive Officer,
                                                Thermo Electron
                                                Director, Thermedics

   John N. Hatsopoulos:                         President and Chief
   --------------------
                                                Financial Officer,
                                                Thermo Electron
                                                Director, Chairman of the
                                                Board, Vice President and
                                                Chief Financial Officer,
                                                Thermedics
                                                Chief Financial Officer,
                                                Voltek

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Corporate Development,
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron

   John W. Wood, Jr.:                           Senior Vice President,
   ------------------
                                                Thermo Electron
                                                Director, President and Chief
                                                Executive Officer, Thermedics
                                                Director, Chairman of the
                                                Board and Chief Executive
PAGE

                                                Officer, Voltek

   Paul F. Kelleher:                            Senior Vice President, Finance
   -----------------
                                                & Administration and Chief
                                                Accounting Officer,
                                                Thermo Electron
                                                Chief Accounting Officer,
                                                Thermedics
                                                Chief Accounting Officer,
                                                Voltek

   John T. Keiser:                              Director and Senior Vice
   ---------------
                                                President,
                                                Thermedics

   Victor L. Poirier:                           Senior Vice President,
   ------------------
                                                Thermedics

   Jeffrey J. Langan:                           Vice President,
   ------------------
                                                Thermedics

   David H. Fine:                               Vice President, Thermedics
   --------------

   Colin I.W. Baxter:                           President and Chief Operating
   -----------------
                                                Officer, Voltek

   Michael D. Norton:                           Vice President, Voltek
   -----------------

   Dominick R. Congiusti:                       Vice President, Voltek
   ---------------------





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